Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-240282) pertaining to the TerraForm Power, Inc. 2018 Amended and Restated Long-Term Incentive Plan of Brookfield Renewable Corporation (the “Company”) of our report dated November 20, 2020 with respect to the consolidated statements of financial position of the Company as at December 31, 2019 and December 31, 2018 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, included in this report on Form 6-K.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 20, 2020